Exhibit 99.61

Largo Resources Announces Share Consolidation and Application to List on the Nasdaq

TORONTO—(BUSINESS WIRE)—March 4, 2021—Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces that, the Company, following a determination of its Board of Directors in accordance with the parameters authorized by the Company’s shareholders at the Special Meeting of Shareholders held on March 1, 2021 (the “Meeting”), has filed articles of amendment implementing a consolidation of the Company’s issued and outstanding common shares (“Common Shares”) on the basis of one (1) post- consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Consolidation”). The Common Shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) on a post-consolidation basis at the open of trading on March 8, 2021.

The Company is also pleased to announce that it has submitted an initial application to list its Common Shares on the Nasdaq Stock Market (the “Nasdaq”), with the view of increasing access to U.S. capital markets and enhancing overall shareholder value.

Paulo Misk, President and Chief Executive Officer of Largo, stated: “We are very excited about the prospect of listing on the Nasdaq and the Company’s share consolidation was a crucial step in achieving this. We believe a U.S. listing will benefit our business and shareholders as we seek to further execute on strategically developing our U.S.-based Largo Clean Energy division into an industry-leading, vertically integrated vanadium redox flow battery business.”

Share Consolidation Details

In connection with the Consolidation, no fractional Common Shares will be issued, and no cash will be paid in lieu of fractional post-consolidation Common Shares. The number of post- consolidation Common Shares to be received by a shareholder will be rounded down to the nearest whole Common Share. The Company’s outstanding options and warrants will also be adjusted on the same basis (1 for 10) as the Common Shares, with proportionate adjustments being made to exercise prices.

A letter of transmittal has been mailed to registered shareholders advising that: (i) the Consolidation has taken effect; and (ii) shareholders should surrender their existing share certificates (representing pre-consolidation Common Shares) for replacement share certificates (representing post-consolidation Common Shares). Until surrendered, each existing share certificate will be deemed, for all purposes, to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. Copies of the letter of transmittal may be obtained from TSX Trust Company, the registrar and transfer agent of the Company, by mail, hand or courier at 100 Adelaide Street West, Suite 301, Toronto, ON M5H 4H1, Attn: Corporate Actions. Any questions should be directed to TSX Trust Company at +1-866-600- 5869 (toll free) or +1-416-342-1091 or by e-mail to TMXEInvestorServices@tmx.com.

Non-registered shareholders of the Company holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

When the Common Shares commence trading on a post-consolidation basis, the CUSIP and ISIN numbers of the Common Shares will change to 517103602 and CA5171036026 respectively, however, the Company’s name and trading symbol will not change. Further details of the Consolidation are contained within the Company’s Management Information Circular dated January 25, 2021 (the “Circular”), which is be available under Largo’s profile at www.sedar.com. Readers should review the Circular for the specific terms and conditions of the Consolidation.

Nasdaq Application Details

The listing of the Common Shares on the Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, including the filing of a registration statement with and declaration of effectiveness by the United States Securities Exchange Commission. The Company will continue to maintain the listing of its Common Shares on the TSX under the symbol “LGO”.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing of the trading of the post-Consolidation Common Shares; and the listing of the Common Shares on the Nasdaq.. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business.. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the receipt of applicable approvals, and those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Contacts

Investor Relations:

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364